Contact

www.linkedin.com/in/mattbaggott
(LinkedIn)
mdma.expert (Other)
bit.ly/ZmjksS (Other)

Top Skills

Machine Learning

Strategy

Data Analysis

Publications

Quantitative analysis of narrative reports of psychedelic drugs

A randomized, placebo-controlled trial of sustained-release dextroamphetamine for treatment of methamphetamine addiction

Ketamine is associated with lower urinary tract signs and symptoms

Cardiovascular effects of 3,4-methylenedioxymethamphetamine. A double-blind, placebo-controlled trial

Test-retest reliability of behavioral measures of impulsive choice, impulsive action, and inattention

Matthew Baggott, PhD

Co-Founder and CEO at Tactogen
San Francisco Bay Area

Summary

I am a seasoned PhD neuroscientist and data science leader with comprehensive knowledge of psychedelic science and a 30-year career spanning data science, preclinical pharmacology, clinical research, neuroscience, genomics, and drug development.

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Experience

Tactogen
Co-Founder and CEO
December 2019 - Present (3 years)
Palo Alto, California, United States

Effective Prescription Mental Wellness. For Everyone.

Genentech
3 years 7 months

Director of Data Science and Engineering
March 2017 - July 2019 (2 years 5 months)
San Francisco Bay Area

Senior Principal Data Scientist
January 2016 - March 2017 (1 year 3 months)
South San Francisco, CA

Hampton Creek
Head of Retail Data Science
November 2014 - November 2015 (1 year 1 month)
San Francisco Bay Area

Martini Media Inc.
Head of Data Science
December 2012 - November 2014 (2 years)
San Francisco

University of Chicago

Postdoctoral Fellow
January 2011 - December 2012 (2 years)

Sutter Health
Staff Researcher (Statistics and Regulatory Lead)
2002 - 2011 (9 years)
San Francisco Bay Area

I led a 3-member analytics team delivering analyses for NIH- and industry-funded clinical trials • I was responsible for regulatory submissions and compliance (INDs, investigators brochures, IRBs, DSMBs, etc) for Phase I and II clinical trials, including several first-in-human trials • I designed and led a series of clinical studies to measure the effects of MDMA (ecstasy) and related compounds in humans

UC Berkeley
Ph.D. Student
2003 - 2010 (7 years)

Machine learning and natural language processing applied to psychopharmacology: Used machine learning (random forests with cross-validation) to classify unstructured web documents describing 10 drug classes • Discovered previously unknown drug effects.

Discovering experiences of hard-to-reach populations: Collected data from 2700 nonmedical drug users using a custom web questionnaire • Analyzed results with logistic regression and poisson models in R • Discovered relationships between drug exposure and risk of visual changes.

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Education

University of California, Berkeley
Ph.D., Neuroscience · (2010)

University of Chicago
Bachelor of Arts (B.A.), Philosophy